INTERNATIONAL TOWER HILL MINES LTD.

January 3, 2002




RECEIVED
FEB 01 2002
167
WASH, D.C.
SECTION

U.S. POST OFFICE DELAYED

SUPPL

Securities and Exchange Commission
Office of International Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

FILE #82-3248

Dear Sirs:

Re: International Tower Hill Mines Ltd. (the "*Company*")
Quarterly Report for period ended November 30, 2001

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended November 30, 2001, which Report was mailed to the shareholders pursuant to National Policy #41 on January 3, 2002.

Yours truly,

INTERNATIONAL TOWER HILL MINES LTD.

"Anton J. Drescher"

Per:
Anton J. Drescher
President

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

AJD/cg
Encl.

#507, 837 West Hastings Street
Vancouver, B.C., V6C 1B6

Tel: (604) 685-1017
Fax: (604) 685-5777



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three *schedules must be attached to this report as follows:*

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the Issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.	November 30, 2001	02/01/03

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
mail@harbourpacific.com	www.towerhillmines.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
"Anton (Tony) J. Drescher"	Anton (Tony) J. Drescher	0 2 0 1 0 3
"Norman J. Bonin"	Norman J. Bonin	0 2 0 1 0 3

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

November 30, 2001

November 30, 2001 **Page**

International Tower Hill Mines Ltd.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	Six Months November 30, 2001	Year Ended May 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 337,227	$ 366,527
Guaranteed investment certificate	-	104,072
Marketable securities (note 3)	37,520	37,520
Accounts receivable	5,410	6,937
Prepaid expenses	754	2,266
	380,911	517,322
Term deposit (note 4a)	2,500	2,500
Mineral properties (note 4)	1,103,778	1,043,727
	$ 1,487,189	$ 1,563,549
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 10,256	$ 11,855
Share Capital and Deficit		
Share capital (note 5)	3,515,664	3,515,664
Deficit	(2,038,731)	(1,963,970)
	1,476,933	1,551,694
	$ 1,487,189	$ 1,563,549

Commitments (note 4)

Approved by the Directors:

"Anton J. Drescher" Director

"Norm J. Bonin" Director

International Tower Hill Mines Ltd.
Consolidated Statement of Deficit
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
Income				
Interest	$ 5,701	$ 9,784	$ 10,250	$ 12,174
Expenses				
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,032	2,044	3,226	2,157
Professional fees	2,380	12,734	41,359	15,195
Rent	1,800	1,800	3,600	3,600
Stock exchange and filing fees	9,496	2,466	19,194	3,211
Transfer agent fees	1,042	1,116	1,670	2,081
Travel and promotion	468	1,195	962	1,529
	24,718	28,855	85,011	42,773
Loss from operations	(19,017)	(19,071)	(74,761)	(30,599)
Other items				
Gain on sale of marketable securities	-	6,478	-	18,623
(Loss) Income for the period	(19,017)	(12,593)	(74,761)	(11,976)
Deficit, beginning of period	(2,019,714)	(1,878,000)	(1,963,970)	(1,878,617)
Deficit, end of period	$ (2,038,731)	$ (1,890,593)	$ (2,038,731)	$ (1,890,593)
Income (loss) per share (note 6)	$ (0.002)	$ (0.001)	$ (0.008)	$ (0.001)
Weighted average number of shares outstanding	8,882,411	7,377,828	8,882,411	7,377,828

International Tower Hill Mines Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
Cash provided by (used for)				
Operating activities				
(Loss)Income for the period	$ (19,017)	$(12,593)	$ (74,761)	$(11,976
Add (deduct) items not affecting cash				
Gain on sale of marketable securities	-	(6,478)	-	(18,623
	(19,017)	(19,071)	(74,761)	(30,599
Changes in non-cash items:				
Accounts receivable	5,952	(12,800)	1,527	(8,438
Accounts payable and accrued liabilities	2,134	30,653	(1,599)	25,51
Prepaid expenses	752	738	1,512	1,48
Due to directors	(3,000)	-	-	
	(13,179)	(480)	(73,321)	(12,038
Financing activity				
Shares issued for cash	-	145,000	-	145,00
Shares Subscribe	-	(90,000)	-	
	-	55,000	-	145,00
Investing activities				
Proceeds of disposition of marketable securities	-	37,168	-	65,48
Mineral property exploration costs	(18,767)	(60,454)	(60,051)	(74,473
Proceeds on sale of guaranteed investment	-	-	104,072	
	(18,767)	(23,286)	44,021	(8,990
(Decrease)Increase in cash and cash equivalents	(31,946)	31,234	(29,300)	123,97
Cash and cash equivalents, beginning of period	369,173	400,397	366,527	307,65
Cash and cash equivalents, end of period	$ 337,227	$ 431,631	$ 337,227	$ 431,63

1. Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation. 813034 was incorporated during 1999 and has no operations.

b) Marketable securities

Marketable securities are valued at the lower of cost or market.

c) Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

d) Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. Fully diluted per share information is calculated as if all warrants outstanding at year end were converted at the later of the beginning of the year or the date of issuance.

(Expressed in Canadian dollars)

g) **Significant Accounting Policies** (cont'd)

e) **Cash equivalents**

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

f) **Foreign currency translation**

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

g) **Financial instruments**

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

h) **Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i) **Income tax**

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

j) **Joint venture accounting**

Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3. **Marketable Securities**

	November 30, 2001	May 31, 2001
Marum Resources Inc. (market value $46,900)	$ 37,520	$ 37,520

At November 30, the Company held 469,000 shares of Marum Resources Inc. (2000 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

(Expressed in Canadian dollars)

4. Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	November 30, 2001 Total	May 31, 2001 Total
Acquisition costs					
Beginning balance	$ 180,000	$ -	$ 21,950	$ 201,950	$ 178,600
Lease costs	12,500	-	5,800	18,300	23,350
Ending balance	192,500	-	27,750	220,250	201,950
Deferred exploration					
Beginning balance	713,182	50,000	78,595	841,777	739,209
Drilling	27,499	-	-	27,499	40,000
Mapping and sampling	3,378	-	-	3,378	11,445
Surveying	10,874	-	-	10.874	51,123
Ending balance	754,933	50,000	78,595	883,528	841,777
Total deferred costs	**$ 947,433**	**$ 50,000**	**$ 106,345**	**$ 1,103,778**	$ 1,043,727

a) Siwash Silver Leases

i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$ 6,000	upon closing (paid);
$ 4,000	on or before April 3, 1988 (paid);
$ 10,000	on or before October 3, 1988 (paid);
$ 10,000	on or before October 3, 1989 (paid); and
$ 10,000	each subsequent year thereafter until October 3, 2002

On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)
$12,500 each subsequent year thereafter until October 3, 2002.
(October 3, 2000 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

(Expressed in Canadian dollars)

4. Mineral Properties (cont'd)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through November 2001 the Company commenced a drilling program on the leases. Total exploration expenses of $60,454 were incurred during this period.

b) Chinchaga Project

On January 29, 1999 the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc.. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000	before June 30, 1999 for first 25% interest
$ 150,000 (amended)	before September 30, 2000 for remaining 25% interest

During 1999 the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000 the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001 the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At November 30, 2001 no further activity had transpired and no adjustments to the joint venture contribution have been recorded.

c) Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. The Company has received $26,300 in reimbursement for expenses from the Quebec government.

(Expressed in Canadian dollars)

5. Share Capital

Authorized:
20,000,000 common shares without par value

Issued	November 30, 2001 Number of Shares	Amount	May 31, 2001 Number of Shares	Amount
Balance, beginning and end of period	9,012,183	**$ 3,515,664**	9,012,183	$ 3,515,664

6. Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2000 as the results are not materially dilutive. The effect of potentially dilutive securities are not included in the calculation of fully diluted earnings per share as the result would be anti-dilutive.

7. Related Party Transactions

During the period the company paid $ 15,000 (2000 - $15,000) in management fees and $909 (2000 - $749) in professional fees to a company controlled by an individual who is a director of the company.

8. Income Taxes

The Company has resource deduction tax pools of approximately $2,275,000 available to offset future taxable income.

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(Expressed in Canadian dollars)

a) Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	Six months November 30, 2001	Six months November 30, 2000
Consolidated statement of operations and deficit		
Income (loss) for the period under Canadian GAAP	$ (74,761)	$(11,976)
Write off of exploration expenses	-	-
Mineral property exploration and development expenditures	(60,051)	(74,473)
United States GAAP	$ (134,812)	$ (86,449)
Gain (loss) per share – US GAAP	$ (0.01)	$ (0.01)
Consolidated balance sheet		
Assets		
Mineral Properties		
Canadian GAAP	$ 1,103,778	$ 992,282
Resource property expenditures (cumulative)	(889,328)	(812,282)
United States GAAP	$ 214,450	$ 180,000
Deficit		
Canadian GAAP	$(2,038,731)	$(1,890,593)
Resource property expenditures (cumulative)	(889,328)	(812,282)
United States GAAP	$(2,928,059)	$(2,702,875)

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") continued

b) Marketable Securities

Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at November 30, 2001 would remain at $37,520 (2000 -$95,590) and the unrealized gain (loss) would be posted to shareholder's equity $Nil (2000 - $Nil). There would be no impact on the consolidated statement of operations in 2001 and 2000.

c) Income Taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.



British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.			November 30, 2001	02/01/03
ISSUER'S ADDRESS				
837 West Hastings Street, Suite 507				
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.	
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017	
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.	
Anton (Tony) J. Drescher	Director		(604) 685-1017	
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
mail@harbourpacific.com	www.towerhillmines.com			

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Anton (Tony) J. Drescher"	Anton (Tony) J. Drescher	02/01/03
"Narman J. Bonin"	Norman J. Bonin	02/01/03

FIN51-901F(Reverse) Rev.2000/12/19

INTERNATIONAL TOWER HILL MINES LTD.
FORM 51-901F
for the six months ended November 30, 2001

1. A. Deferred Exploration Expenses
   - See Note 4 – Mineral Properties

   B. Aggregate amount of non-arms's length transactions
   - See Note 7 – Related Party Transactions

2. A. Securities issued during the period under review
   - See Note 5 – Share Capital

   B. Options granted during the period under review
   - None

3. A. Share capital at end of quarter

   Authorized: 20,000,000 common shares with no par value
   Issued: 9,012,183 common shares

   B. Options and warrants outstanding at end of quarter

   Options - none
   Warrants - none

4. List of officers and directors as at November 30, 2001

   Officers: Anton J. Drescher – President; Donna Moroney – Secretary

   Directors: Anton J. Drescher; Norman J. Bonin; Roland Perkins

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2. EQUITY FINANCING

No stock options were granted nor exercised during the period.

3. EXPLORATION / PROPERTY UPDATE

a) Exploration Permits granted – Torngat exploration area – Northern Quebec

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100. Additional lease maintenance costs of $16,650 were paid to date.

Permit 1467 covers 58 square kms. Permit 1487 covers 50.5 square kms. Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. The Company incurred exploration costs and mineral lease costs totalling $5,800 during the six-month period ended November 30, 2001. The Company intends to carry out a follow-up sampling and mapping program in mid-2002. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b) Chinchaga Diamond and Metals Project – Northern Alberta

During the period, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta. The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.

c) Siwash Creek Project – Similkameen Mining Division of British Columbia

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects. The 2001 program has been designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property. Drill results to date indicate a similar style of mineralization as that found at Brenda Mines. In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 300 meters in a north-south direction and 600 meters in an east-west direction to a depth of approximately 125 meters. Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2001 drill program will compose of five drill holes varying from 150 meters to 250 meters, AZ 0^0 dip varying from -55^0 to 65^0 and will be concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes will be drilled in the mineralized granodiorite. For the six-month period ended November 30, 2001, the Company incurred total exploration expenses of $41,751, which had been incurred and paid. The Company also incurred $12,500 on lease costs.

The Company will advise further as results of the program are received.

4. CORPORATE BUSINESS

a) General and Administrative costs for the six months ended November 30, 2001 were $85,011 (2000: $42,773) representing an increase of $42,238. The majority of the increase in general and administrative expenses was due to an increase in professional fees of $26,164 to $41,359 for the fiscal period ended November 30, 2001 (2000: $15,195). This increase in professional fees was due to the Company's costs for listing on Berlin and Frankfurt Stock Exchanges and completion of the Company's 20F filing with the US Securities and Exchange Commission. There was also an increase in Stock exchange and filing fees of $15,983 to $19,194 for the fiscal period ended November 30,2001(2000:$3,211).This increase was due to filing fees on the Berlin and Frankfurt Stock Exchanges. Included in the General and Administrative costs are $15,000 (2000: $15,000) in management fees.

During the period, the Company paid $909 (2000: $749) in professional fees to a company controlled by an individual who is an officer of the Company. Interest income for the period ended November 30, 2001 was $10,250 compared to $12,174 for the period ended November 30, 2000. The decrease in interest income is a result of the decrease of interest rates and redemption of guaranteed investment certificate.

b) The Company did not incur any specific expenditures relating to investor relations activities for the period ended November 30, 2001 and up to the date of this report. Investor relations activities were conducted in-house by management.

5. OTHER

The Company's Form 20F Registration Statement has been filed with the United States Securities and Exchange Commission and is effective under File No. 0-31096. This registration satisfies the Exchange Act requirement of full disclosure of all material facts and allows the Company to trade its securities in the United States within the rules and regulations of the Securities Act and the Exchange Act.

The Company was approved for listing on the Frankfurt Stock Exchange and began trading October 3, 2001 under the trading symbol "IW9". This listing is in addition to the Berlin Stock Exchange – unofficial Regulated Market listing announced in July of this year. Share quotes can be found at www.comdirect.de or www.berlinerboerse.de/english/aktien/.

The Company's shares commenced trading on the NASD OTC Bulletin Board under the trading symbol TWHMF effective October 5, 2001.



British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre. 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f iled under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.	November 30, 2001	02/01/03

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
mail@harbourpacific.com	www.towerhillmines.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
▸ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	02/01/03
▸ *"Norman J. Bonin"*	Norman J. Bonin	02/01/03

FINSI-901F(Reverse) Rev.2000/12/19

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

November 30, 2001

November 30, 2001 | **Page**

International Tower Hill Mines Ltd.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	Six Months November 30, 2001	Year Ended May 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 337,227	$ 366,527
Guaranteed investment certificate	-	104,072
Marketable securities (note 3)	37,520	37,520
Accounts receivable	5,410	6,937
Prepaid expenses	754	2,266
	380,911	517,322
Term deposit (note 4a)	2,500	2,500
Mineral properties (note 4)	1,103,778	1,043,727
	$ 1,487,189	$ 1,563,549
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 10,256	$ 11,855
Share Capital and Deficit		
Share capital (note 5)	3,515,664	3,515,664
Deficit	(2,038,731)	(1,963,970)
	1,476,933	1,551,694
	$ 1,487,189	$ 1,563,549

Commitments (note 4)

Approved by the Directors:

"Anton J. Drescher" Director

"Norm J. Bonin" Director

International Tower Hill Mines Ltd.
Consolidated Statement of Deficit
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
Income				
Interest	$ 5,701	$ 9,784	$ 10,250	$ 12,174
Expenses				
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,032	2,044	3,226	2,157
Professional fees	2,380	12,734	41,359	15,195
Rent	1,800	1,800	3,600	3,600
Stock exchange and filing fees	9,496	2,466	19,194	3,211
Transfer agent fees	1,042	1,116	1,670	2,081
Travel and promotion	468	1,195	962	1,529
	24,718	28,855	85,011	42,773
Loss from operations	(19,017)	(19,071)	(74,761)	(30,599)
Other items				
Gain on sale of marketable securities	-	6,478	-	18,623
(Loss) Income for the period	(19,017)	(12,593)	(74,761)	(11,976)
Deficit, beginning of period	(2,019,714)	(1,878,000)	(1,963,970)	(1,878,617)
Deficit, end of period	$ (2,038,731)	$ (1,890,593)	$ (2,038,731)	$ (1,890,593)
Income (loss) per share (note 6)	$ (0.002)	$ (0.001)	$ (0.008)	$ (0.001)
Weighted average number of shares outstanding	8,882,411	7,377,828	8,882,411	7,377,828

International Tower Hill Mines Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
Cash provided by (used for)				
Operating activities				
(Loss)Income for the period	$ (19,017)	$(12,593)	$ (74,761)	$(11,976
Add (deduct) items not affecting cash				
Gain on sale of marketable securities	-	(6,478)	-	(18,623
	(19,017)	(19,071)	(74,761)	(30,599
Changes in non-cash items:				
Accounts receivable	5,952	(12,800)	1,527	(8,438
Accounts payable and accrued liabilities	2,134	30,653	(1,599)	25,51
Prepaid expenses	752	738	1,512	1,48
Due to directors	(3,000)	-	-	
	(13,179)	(480)	(73,321)	(12,038
Financing activity				
Shares issued for cash	-	145,000	-	145,00
Shares Subscribe	-	(90,000)	-	
	-	55,000	-	145,00
Investing activities				
Proceeds of disposition of marketable securities	-	37,168	-	65,48
Mineral property exploration costs	(18,767)	(60,454)	(60,051)	(74,473
Proceeds on sale of guaranteed investment	-	-	104,072	
	(18,767)	(23,286)	44,021	(8,990
(Decrease)Increase in cash and cash equivalents	(31,946)	31,234	(29,300)	123,97
Cash and cash equivalents, beginning of period	369,173	400,397	366,527	307,65
Cash and cash equivalents, end of period	$ 337,227	$ 431,631	$ 337,227	$ 431,63

1. Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation. 813034 was incorporated during 1999 and has no operations.

b) Marketable securities

Marketable securities are valued at the lower of cost or market.

c) Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

d) Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. Fully diluted per share information is calculated as if all warrants outstanding at year end were converted at the later of the beginning of the year or the date of issuance.

(Expressed in Canadian dollars)

g) Significant Accounting Policies (cont'd)

e) Cash equivalents

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

f) Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

g) Financial instruments

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

h) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i) Income tax

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

j) Joint venture accounting

Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3. Marketable Securities

	November 30, 2001	May 31, 2001
Marum Resources Inc. (market value $46,900)	$ 37,520	$ 37,520

At November 30, the Company held 469,000 shares of Marum Resources Inc. (2000 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

(Expressed in Canadian dollars)

4. Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	November 30, 2001 Total	May 31, 2001 Total
Acquisition costs					
Beginning balance	$ 180,000	$ -	$ 21,950	$ 201,950	$ 178,600
Lease costs	12,500	-	5,800	18,300	23,350
Ending balance	192,500	-	27,750	220,250	201,950
Deferred exploration					
Beginning balance	713,182	50,000	78,595	841,777	739,209
Drilling	27,499	-	-	27,499	40,000
Mapping and sampling	3,378	-	-	3,378	11,445
Surveying	10,874	-	-	10,874	51,123
Ending balance	754,933	50,000	78,595	883,528	841,777
Total deferred costs	**$ 947,433**	**$ 50,000**	**$ 106,345**	**$ 1,103,778**	$ 1,043,727

a) Siwash Silver Leases

i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$ 6,000	upon closing (paid);
$ 4,000	on or before April 3, 1988 (paid);
$ 10,000	on or before October 3, 1988 (paid);
$ 10,000	on or before October 3, 1989 (paid); and
$ 10,000	each subsequent year thereafter until October 3, 2002

On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)
$12,500 each subsequent year thereafter until October 3, 2002.
(October 3, 2000 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

(Expressed in Canadian dollars)

4. Mineral Properties (cont'd)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through November 2001 the Company commenced a drilling program on the leases. Total exploration expenses of $60,454 were incurred during this period.

b) Chinchaga Project

On January 29, 1999 the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000	before June 30, 1999 for first 25% interest
$ 150,000 (amended)	before September 30, 2000 for remaining 25% interest

During 1999 the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000 the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001 the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At November 30, 2001 no further activity had transpired and no adjustments to the joint venture contribution have been recorded.

c) Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. The Company has received $26,300 in reimbursement for expenses from the Quebec government.

(Expressed in Canadian dollars)

5. Share Capital

Authorized:
20,000,000 common shares without par value

Issued	November 30, 2001 Number of Shares	Amount	May 31, 2001 Number of Shares	Amount
Balance, beginning and end of period	9,012,183	$ **3,515,664**	9,012,183	$ 3,515,664

6. Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2000 as the results are not materially dilutive. The effect of potentially dilutive securities are not included in the calculation of fully diluted earnings per share as the result would be anti-dilutive.

7. Related Party Transactions

During the period the company paid $ 15,000 (2000 - $15,000) in management fees and $909 (2000 - $749) in professional fees to a company controlled by an individual who is a director of the company.

8. Income Taxes

The Company has resource deduction tax pools of approximately $2,275,000 available to offset future taxable income.

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(Expressed in Canadian dollars)

a) ***Mineral property exploration and development***

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	Six months November 30, 2001	Six months November 30, 2000
Consolidated statement of operations and deficit		
Income (loss) for the period under Canadian GAAP	$ (74,761)	$(11,976)
Write off of exploration expenses	-	-
Mineral property exploration and development expenditures	(60,051)	(74,473)
United States GAAP	$ (134,812)	$ (86,449)
Gain (loss) per share – US GAAP	$ (0.01)	$ (0.01)
Consolidated balance sheet		
Assets		
Mineral Properties		
Canadian GAAP	$ 1,103,778	$ 992,282
Resource property expenditures (cumulative)	(889,328)	(812,282)
United States GAAP	$ 214,450	$ 180,000
Deficit		
Canadian GAAP	$(2,038,731)	$(1,890,593)
Resource property expenditures (cumulative)	(889,328)	(812,282)
United States GAAP	$(2,928,059)	$(2,702,875)

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") continued

b) Marketable Securities

Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at November 30, 2001 would remain at $37,520 (2000 -$95,590) and the unrealized gain (loss) would be posted to shareholder's equity $Nil (2000 - $Nil). There would be no impact on the consolidated statement of operations in 2001 and 2000.

c) Income Taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.



BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development Stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.	November 30, 2001	02/01/03

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
mail@harbourpacific.com	www.towerhillmines.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	0 2 0 1 0 3
▸ *"Narman J. Bonin"*	Norman J. Bonin	0 2 0 1 0 3

FIN51-901F(Reverse) Rev.2000/12/19

INTERNATIONAL TOWER HILL MINES LTD.
FORM 51-901F
for the six months ended November 30, 2001

1. A. Deferred Exploration Expenses
   - See Note 4 – Mineral Properties

   B. Aggregate amount of non-arms's length transactions
   - See Note 7 – Related Party Transactions

2. A. Securities issued during the period under review
   - See Note 5 – Share Capital

   B. Options granted during the period under review
   - None

3. A. Share capital at end of quarter

   Authorized: 20,000,000 common shares with no par value
   Issued: 9,012,183 common shares

   B. Options and warrants outstanding at end of quarter

   Options - none
   Warrants - none

4. List of officers and directors as at November 30, 2001

   Officers: Anton J. Drescher – President; Donna Moroney – Secretary

   Directors: Anton J. Drescher; Norman J. Bonin; Roland Perkins

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2. EQUITY FINANCING

No stock options were granted nor exercised during the period.

3. EXPLORATION / PROPERTY UPDATE

a) Exploration Permits granted – Torngat exploration area – Northern Quebec

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100. Additional lease maintenance costs of $16,650 were paid to date.

Permit 1467 covers 58 square kms. Permit 1487 covers 50.5 square kms. Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. The Company incurred exploration costs and mineral lease costs totalling $5,800 during the six-month period ended November 30, 2001. The Company intends to carry out a follow-up sampling and mapping program in mid-2002. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b) Chinchaga Diamond and Metals Project – Northern Alberta

During the period, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta. The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.

c) Siwash Creek Project – Similkameen Mining Division of British Columbia

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects. The 2001 program has been designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property. Drill results to date indicate a similar style of mineralization as that found at Brenda Mines. In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 300 meters in a north-south direction and 600 meters in an east-west direction to a depth of approximately 125 meters. Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2001 drill program will compose of five drill holes varying from 150 meters to 250 meters, AZ 0^0 dip varying from -55^0 to 65^0 and will be concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes will be drilled in the mineralized granodiorite. For the six-month period ended November 30, 2001, the Company incurred total exploration expenses of $41,751, which had been incurred and paid. The Company also incurred $12,500 on lease costs.

The Company will advise further as results of the program are received.

4. CORPORATE BUSINESS

a) General and Administrative costs for the six months ended November 30, 2001 were $85,011 (2000: $42,773) representing an increase of $42,238. The majority of the increase in general and administrative expenses was due to an increase in professional fees of $26,164 to $41,359 for the fiscal period ended November 30, 2001 (2000: $15,195). This increase in professional fees was due to the Company's costs for listing on Berlin and Frankfurt Stock Exchanges and completion of the Company's 20F filing with the US Securities and Exchange Commission. There was also an increase in Stock exchange and filing fees of $15,983 to $19,194 for the fiscal period ended November 30,2001(2000:$3,211).This increase was due to filing fees on the Berlin and Frankfurt Stock Exchanges. Included in the General and Administrative costs are $15,000 (2000: $15,000) in management fees.

During the period, the Company paid $909 (2000: $749) in professional fees to a company controlled by an individual who is an officer of the Company. Interest income for the period ended November 30, 2001 was $10,250 compared to $12,174 for the period ended November 30, 2000. The decrease in interest income is a result of the decrease of interest rates and redemption of guaranteed investment certificate.

b) The Company did not incur any specific expenditures relating to investor relations activities for the period ended November 30, 2001 and up to the date of this report. Investor relations activities were conducted in-house by management.

5. OTHER

The Company's Form 20F Registration Statement has been filed with the United States Securities and Exchange Commission and is effective under File No. 0-31096. This registration satisfies the Exchange Act requirement of full disclosure of all material facts and allows the Company to trade its securities in the United States within the rules and regulations of the Securities Act and the Exchange Act.

The Company was approved for listing on the Frankfurt Stock Exchange and began trading October 3, 2001 under the trading symbol "IW9". This listing is in addition to the Berlin Stock Exchange – unofficial Regulated Market listing announced in July of this year. Share quotes can be found at www.comdirect.de or www.berlinerboerse.de/english/aktien/.

The Company's shares commenced trading on the NASD OTC Bulletin Board under the trading symbol TWHMF effective October 5, 2001.



British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS
This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:
For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.
The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:
Annual audited financial statements prepared on a comparative basis.
Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.
Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development *Stage are encouraged to disclose in the income statement and in the* cash flow statement cumulative balances from the inception of the development stage."
Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, *and any other material expenses reported in the income* statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each *component that comprises 20% or more of the total amount for a* material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are f !led under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER			FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.			November 30, 2001	02/01/03
ISSUER'S ADDRESS				
837 West Hastings Street, Suite 507				
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.	
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017	
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.	
Anton (Tony) J. Drescher	Director		(604) 685-1017	
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			
mail@harbourpacific.com	www.towerhillmines.com			

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y Y M M D D
▸ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	0 2 0 1 0 3
▸ *"Norman J. Bonin"*	Norman J. Bonin	0 2 0 1 0 3

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

(Prepared by Management)

(Unaudited)

November 30, 2001

November 30, 2001 | Page

International Tower Hill Mines Ltd.
Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	Six Months November 30, 2001	Year Ended May 31, 2001
Assets		
Current		
Cash and cash equivalents	$ 337,227	$ 366,527
Guaranteed investment certificate	-	104,072
Marketable securities (note 3)	37,520	37,520
Accounts receivable	5,410	6,937
Prepaid expenses	754	2,266
	380,911	517,322
Term deposit (note 4a)	2,500	2,500
Mineral properties (note 4)	1,103,778	1,043,727
	$ 1,487,189	$ 1,563,549
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 10,256	$ 11,855
Share Capital and Deficit		
Share capital (note 5)	3,515,664	3,515,664
Deficit	(2,038,731)	(1,963,970)
	1,476,933	1,551,694
	$ 1,487,189	$ 1,563,549

Commitments (note 4)

Approved by the Directors:

"Anton J. Drescher" Director

"Norm J. Bonin" Director

International Tower Hill Mines Ltd.
Consolidated Statement of Deficit
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30 2000
Income				
Interest	$ 5,701	$ 9,784	$ 10,250	$ 12,174
Expenses				
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,032	2,044	3,226	2,157
Professional fees	2,380	12,734	41,359	15,195
Rent	1,800	1,800	3,600	3,600
Stock exchange and filing fees	9,496	2,466	19,194	3,211
Transfer agent fees	1,042	1,116	1,670	2,081
Travel and promotion	468	1,195	962	1,529
	24,718	28,855	85,011	42,773
Loss from operations	(19,017)	(19,071)	(74,761)	(30,599)
Other items				
Gain on sale of marketable securities	-	6,478	-	18,623
(Loss) Income for the period	(19,017)	(12,593)	(74,761)	(11,976)
Deficit, beginning of period	(2,019,714)	(1,878,000)	(1,963,970)	(1,878,617)
Deficit, end of period	$ (2,038,731)	$ (1,890,593)	$ (2,038,731)	$ (1,890,593)
Income (loss) per share (note 6)	$ (0.002)	$ (0.001)	$ (0.008)	$ (0.001)
Weighted average number of shares outstanding	8,882,411	7,377,828	8,882,411	7,377,828

International Tower Hill Mines Ltd.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Prepared by Management)
(Unaudited)

	For the three months ended		For the six months ended	
	November 30, 2001	November 30, 2000	November 30, 2001	November 30, 2000
Cash provided by (used for)				
Operating activities				
(Loss)Income for the period	$ (19,017)	$(12,593)	$ (74,761)	$(11,976
Add (deduct) items not affecting cash				
Gain on sale of marketable securities	-	(6,478)	-	(18,623
	(19,017)	(19,071)	(74,761)	(30,599
Changes in non-cash items:				
Accounts receivable	5,952	(12,800)	1,527	(8,438
Accounts payable and accrued liabilities	2,134	30,653	(1,599)	25,51
Prepaid expenses	752	738	1,512	1,48
Due to directors	(3,000)	-	-	
	(13,179)	(480)	(73,321)	(12,038
Financing activity				
Shares issued for cash	-	145,000	-	145,00
Shares Subscribe	-	(90,000)	-	
	-	55,000	-	145,00
Investing activities				
Proceeds of disposition of marketable securities	-	37,168	-	65,48
Mineral property exploration costs	(18,767)	(60,454)	(60,051)	(74,473
Proceeds on sale of guaranteed investment	-	-	104,072	
	(18,767)	(23,286)	44,021	(8,990
(Decrease)Increase in cash and cash equivalents	(31,946)	31,234	(29,300)	123,97
Cash and cash equivalents, beginning of period	369,173	400,397	366,527	307,65
Cash and cash equivalents, end of period	$ 337,227	$ 431,631	$ 337,227	$ 431,63

1. Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a) Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd ("813034"), an Alberta corporation. 813034 was incorporated during 1999 and has no operations.

b) Marketable securities

Marketable securities are valued at the lower of cost or market.

c) Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

d) Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. Fully diluted per share information is calculated as if all warrants outstanding at year end were converted at the later of the beginning of the year or the date of issuance.

(Expressed in Canadian dollars)

g) Significant Accounting Policies (cont'd)

e) Cash equivalents

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

f) Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates. Acquisition and exploration costs have been translated at the dates of occurrence.

g) Financial instruments

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

h) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

i) Income tax

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

j) Joint venture accounting

Where the company's exploration and development activities are conducted with others, the accounts reflect only the company's proportionate interest in such activities.

3. Marketable Securities

	November 30, 2001	May 31, 2001
Marum Resources Inc. (market value $46,900)	$ 37,520	$ 37,520

At November 30, the Company held 469,000 shares of Marum Resources Inc. (2000 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

(Expressed in Canadian dollars)

4. Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	November 30, 2001 Total	May 31, 2001 Total
Acquisition costs					
Beginning balance	$ 180,000	$ -	$ 21,950	$ 201,950	$ 178,600
Lease costs	12,500	-	5,800	18,300	23,350
Ending balance	192,500	-	27,750	220,250	201,950
Deferred exploration					
Beginning balance	713,182	50,000	78,595	841,777	739,209
Drilling	27,499	-	-	27,499	40,000
Mapping and sampling	3,378	-	-	3,378	11,445
Surveying	10,874	-	-	10.874	51,123
Ending balance	754,933	50,000	78,595	883,528	841,777
Total deferred costs	**$ 947,433**	**$ 50,000**	**$ 106,345**	**$ 1,103,778**	$ 1,043,727

a) Siwash Silver Leases

i) On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$ 6,000	upon closing (paid);
$ 4,000	on or before April 3, 1988 (paid);
$ 10,000	on or before October 3, 1988 (paid);
$ 10,000	on or before October 3, 1989 (paid); and
$ 10,000	each subsequent year thereafter until October 3, 2002

On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor. The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)
$12,500 each subsequent year thereafter until October 3, 2002.
(October 3, 2000 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future. The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm. Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production. In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

(Expressed in Canadian dollars)

4. Mineral Properties (cont'd)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

ii) On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through November 2001 the Company commenced a drilling program on the leases. Total exploration expenses of $60,454 were incurred during this period.

b) Chinchaga Project

On January 29, 1999 the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada. The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc. The company will receive 50% interest in Marum's working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000	before June 30, 1999 for first 25% interest
$ 150,000 (amended)	before September 30, 2000 for remaining 25% interest

During 1999 the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project. Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units. During fiscal 2000 the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001 the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above. At November 30, 2001 no further activity had transpired and no adjustments to the joint venture contribution have been recorded.

c) Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property. The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared. As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000. The Company has received $26,300 in reimbursement for expenses from the Quebec government.

(Expressed in Canadian dollars)

5. Share Capital

Authorized:
20,000,000 common shares without par value

Issued	November 30, 2001 Number of Shares	Amount	May 31, 2001 Number of Shares	Amount
Balance, beginning and end of period	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664

6. Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2000 as the results are not materially dilutive. The effect of potentially dilutive securities are not included in the calculation of fully diluted earnings per share as the result would be anti-dilutive.

7. Related Party Transactions

During the period the company paid $ 15,000 (2000 - $15,000) in management fees and $909 (2000 - $749) in professional fees to a company controlled by an individual who is a director of the company.

8. Income Taxes

The Company has resource deduction tax pools of approximately $2,275,000 available to offset future taxable income.

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP")

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

(Expressed in Canadian dollars)

a) Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the Company's financial statements is summarized below:

	Six months November 30, 2001	Six months November 30, 2000
Consolidated statement of operations and deficit		
Income (loss) for the period under Canadian GAAP	$ (74,761)	$(11,976)
Write off of exploration expenses	-	-
Mineral property exploration and development expenditures	(60,051)	(74,473)
United States GAAP	$ (134,812)	$ (86,449)
Gain (loss) per share – US GAAP	$ (0.01)	$ (0.01)
Consolidated balance sheet		
Assets		
Mineral Properties		
Canadian GAAP	$ 1,103,778	$ 992,282
Resource property expenditures (cumulative)	(889,328)	(812,282)
United States GAAP	$ 214,450	$ 180,000
Deficit		
Canadian GAAP	$(2,038,731)	$(1,890,593)
Resource property expenditures (cumulative)	(889,328)	(812,282)
United States GAAP	$(2,928,059)	$(2,702,875)

9. Differences between Canadian and United States Generally Accepted Accounting Principles ("GAAP") continued

b) Marketable Securities

Under United States GAAP, the Company would classify the marketable securities as "Securities available for resale". The carrying value on the balance sheet at November 30, 2001 would remain at $37,520 (2000 -$95,590) and the unrealized gain (loss) would be posted to shareholder's equity $Nil (2000 - $Nil). There would be no impact on the consolidated statement of operations in 2001 and 2000.

c) Income Taxes

Under United States GAAP, the Company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.



British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT
BC FORM 51 -901 F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* C) questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by the Exchange Issuers within 60 days of the end of their first, second and third quarters and within 140 days of their year end. "Exchange issuer" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook Section 1751 are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year less than or greater than 12 Months should refer to National Policy No. 51 *Changes in Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guidelines AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development *Stage are encouraged to disclose in the income statement and in the* cash flow statement cumulative balances from the inception of the development stage."

Issues that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B. SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.
   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous' or "other' in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.
   Breakdowns are required for the year-to-date period only
   Breakdowns are not required for comparative periods.
   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-1 1, staff considers an issuer to be in the development stage when it is devoting substantially all of its operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion and
   (b) number and recorded value for shares issued and outstanding
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-1 01 "Standards of Disclosure for Mineral Projects,' the disclosure must comply with NI 43-101.
2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.
3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.
   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.
4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.
5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.
6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 - System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51 -901 F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51 -901 F (previously Document Type Form 61 (BC)).

Meeting the Form Requirements

BC Form 51 -901 F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-1 01 it is not necessary to reproduce the instructions that are set out in BC Form 51 -901 F. A cover page to the schedules titled BC Form 51 -901 F that includes the issuer details and certificate is all that is required to meet the BC Form 51 -901 F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
International Tower Hill Mines Ltd.	November 30, 2001	02/01/03

ISSUER'S ADDRESS			
837 West Hastings Street, Suite 507			
CITY/PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6C 3N6	(604) 685-5777	(604) 685-1017
CONTACT PERSON	CONTACT'S POSITION		CONTACT TELEPHONE NO.
Anton (Tony) J. Drescher	Director		(604) 685-1017
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS		
mail@harbourpacific.com	www.towerhillmines.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
▸ *"Anton (Tony) J. Drescher"*	Anton (Tony) J. Drescher	02 01 03
▸ *"Narman J. Bonin"*	Norman J. Bonin	02 01 03

INTERNATIONAL TOWER HILL MINES LTD.
FORM 51-901F
for the six months ended November 30, 2001

1. A. Deferred Exploration Expenses
   - See Note 4 – Mineral Properties

   B. Aggregate amount of non-arms's length transactions
   - See Note 7 – Related Party Transactions

2. A. Securities issued during the period under review
   - See Note 5 – Share Capital

   B. Options granted during the period under review
   - None

3. A. Share capital at end of quarter

   Authorized: 20,000,000 common shares with no par value
   Issued: 9,012,183 common shares

   B. Options and warrants outstanding at end of quarter

   Options - none
   Warrants - none

4. List of officers and directors as at November 30, 2001

   Officers: Anton J. Drescher – President; Donna Moroney – Secretary

   Directors: Anton J. Drescher; Norman J. Bonin; Roland Perkins

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At November 30, 2001, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2. EQUITY FINANCING

No stock options were granted nor exercised during the period.

3. EXPLORATION / PROPERTY UPDATE

a) Exploration Permits granted – Torngat exploration area – Northern Quebec

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100. Additional lease maintenance costs of $16,650 were paid to date.

Permit 1467 covers 58 square kms. Permit 1487 covers 50.5 square kms. Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis. One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. The Company incurred exploration costs and mineral lease costs totalling $5,800 during the six-month period ended November 30, 2001. The Company intends to carry out a follow-up sampling and mapping program in mid-2002. Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b) Chinchaga Diamond and Metals Project – Northern Alberta

During the period, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta. The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.

c) Siwash Creek Project – Similkameen Mining Division of British Columbia

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects. The 2001 program has been designed to further delineate the gold, silver and copper values intersected in the northeastern portion of the property. Drill results to date indicate a similar style of mineralization as that found at Brenda Mines. In addition, these drill results indicate that the gold/silver/copper mineralization extends approximately 300 meters in a north-south direction and 600 meters in an east-west direction to a depth of approximately 125 meters. Drilling also indicates that this zone is still open to the west, north, east and depth.

The 2001 drill program will compose of five drill holes varying from 150 meters to 250 meters, AZ 0^0 dip varying from -55^0 to 65^0 and will be concentrated in the area north and east of holes 96-3, 97-1 and 97-5. All holes will be drilled in the mineralized granodiorite. For the six-month period ended November 30, 2001, the Company incurred total exploration expenses of $41,751, which had been incurred and paid. The Company also incurred $12,500 on lease costs.

The Company will advise further as results of the program are received.

4. CORPORATE BUSINESS

a) General and Administrative costs for the six months ended November 30, 2001 were $85,011 (2000: $42,773) representing an increase of $42,238. The majority of the increase in general and administrative expenses was due to an increase in professional fees of $26,164 to $41,359 for the fiscal period ended November 30, 2001 (2000: $15,195). This increase in professional fees was due to the Company's costs for listing on Berlin and Frankfurt Stock Exchanges and completion of the Company's 20F filing with the US Securities and Exchange Commission. There was also an increase in Stock exchange and filing fees of $15,983 to $19,194 for the fiscal period ended November 30,2001(2000:$3,211).This increase was due to filing fees on the Berlin and Frankfurt Stock Exchanges. Included in the General and Administrative costs are $15,000 (2000: $15,000) in management fees.

During the period, the Company paid $909 (2000: $749) in professional fees to a company controlled by an individual who is an officer of the Company. Interest income for the period ended November 30, 2001 was $10,250 compared to $12,174 for the period ended November 30, 2000. The decrease in interest income is a result of the decrease of interest rates and redemption of guaranteed investment certificate.

b) The Company did not incur any specific expenditures relating to investor relations activities for the period ended November 30, 2001 and up to the date of this report. Investor relations activities were conducted in-house by management.

5. OTHER

The Company's Form 20F Registration Statement has been filed with the United States Securities and Exchange Commission and is effective under File No. 0-31096. This registration satisfies the Exchange Act requirement of full disclosure of all material facts and allows the Company to trade its securities in the United States within the rules and regulations of the Securities Act and the Exchange Act.

The Company was approved for listing on the Frankfurt Stock Exchange and began trading October 3, 2001 under the trading symbol "IW9". This listing is in addition to the Berlin Stock Exchange – unofficial Regulated Market listing announced in July of this year. Share quotes can be found at www.comdirect.de or www.berlinerboerse.de/english/aktien/.

The Company's shares commenced trading on the NASD OTC Bulletin Board under the trading symbol TWHMF effective October 5, 2001.